EXHIBIT 99.22

Central Gold–Trust

Tuesday March 1, 2005

Central Gold-Trust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$)) has today released selected financial information in U.S. $  relating to results of operations to December 31, 2004 and from establishment on April 28, 2003 to December 31, 2003 and net assets at December 31, 2004 and December 31, 2003.

CENTRAL GOLD-TRUST
STATEMENT OF NET ASSETS
(expressed in U.S. dollars)

	December 31, 2004	December 31, 2003

Net Assets:
Gold at market	$ 53,833,266	36,297,000
Interest-bearing cash deposits	2,013,699	1,208,448
Prepaid expenses & other	1,436	2,464

	55,848,401	37,507,912
Accrued liabilities	(89,940)	(45,603)

Net assets representing Unitholders' equity	$ 55,758,461	37,462,309

Represented by:
Capital	$ 48,200,337	31,508,019
Retained earnings (inclusive of
unrealized appreciation of investments)	7,558,124	5,954,290

	$ 55,758,461	37,462,309

Net asset value per Unit	$ 17.01	16.29

Net asset value per Unit
expressed in Canadian dollars	$ 20.48	21.05

Exchange rate: US $1.00=Cdn.	$ 1.2036	1.2924

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $18,296,152 to $55,758,461 during the year ended December 31, 2004. Of this increase, $16,692,318 was the result of a public offering of 977,500 units, bringing the total number of units outstanding to 3,277,500 at year end. The balance of the increase in net assets was primarily attributable to the increase in the price of gold at December 31, 2004. This increase was partially offset by the operating expenses incurred during the year.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3 Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196 Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLD–TRUST
STATEMENT OF INCOME
(expressed in U.S. dollars)

	Year ended Dec. 31, 2004	Period from establishment to Dec. 31, 2003

Income:
Interest	$ 21,019	10,714
Unrealized appreciation of investments	1,836,387	6,093,240

	1,857,406	6,103,954

Expenses:
Administration fees	$ 124,653	54,065
Professional fees	72,255	22,500
Trustee fees and expenses	38,648	20,813
Safekeeping, insurance & bank charges	35,475	13,677
Unitholder information	31,444	12,802
Registrar and transfer agent fees	13,498	5,239
Miscellaneous	287	132
Foreign currency exchange (gain) loss	(62,688)	20,436

Total operating expenses	253,572	149,664

Net income
(inclusive of unrealized
appreciation of investments)	$ 1,603,834	$5,9564,290

Net income per unit:
(inclusive of unrealized
appreciation of investments)	$ 0.66	$ 2.59

The net income for the year ended December 31, 2004 amounted to $1,603,834 ($0.66 per unit) compared to $5,954,290 ($2.59 per unit) for the period ended December 31, 2003 after deducting operating costs of $253,572 (2003: $149,664). Under the new CICA Accounting Guideline 18 adopted by Gold-Trust and which is mandatory for subsequent fiscal years, virtually all of the net income for the period is represented by unrealized appreciation of investments, which is not distributable income.

Operating expenses as a percentage of the average month-end net assets during the 2004 fiscal year were reduced to 0.64% compared to the estimate of 0.83% in 2003.

Central Gold-Trust operates as a self-governing limited purpose trust which invests primarily in long-term holdings of gold bullion and does not actively speculate with regard to short-term changes in gold prices. At December 31, 2004, the units of Central Gold-Trust were 96.5% invested in unencumbered, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange.

For further information, contact J.C. Stefan Spicer, President & CEO; Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).